NEWS DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: February 23, 2004

INFORMATION CONTACT: Ian Hamilton 905 548-7200 ext. 3105

Dofasco Signs Agreement with Continuous Colour Coat to Supply Polymer Laminate Sheet Metals

Only Canadian Source of Innovative Material

Hamilton, Ontario – Dofasco Inc. is pleased to announce an agreement between Dofasco and Continuous Colour Coat Limited to collaborate in the manufacturing, marketing and sales of an innovative steel product – polymer laminate sheet metal.

"This agreement gives us another innovative solution that we can offer our customers in the construction and appliance manufacturing markets," said Brian Aranha, Dofasco's Vice President, Commercial. "This is a continuation of Dofasco's Solutions in Steel strategy to create shareholder value by addressing our customers' value chain through innovation."

Polymer laminate sheet metal is manufactured by adhering a continuous polymer film to a sheet metal substrate under heat and pressure. The finished product has several unique attributes. It can provide high quality decorative patterns and textures not available by traditional coil coating methods, and it can replicate materials including stainless steel, brass, wood grain, marble, and granite. Polymer laminate sheet steel can also have high gloss and anti-fingerprint finishes, has improved corrosion resistance performance and can be performance-tailored to specific end uses.

Polymer laminate sheet metal can be used for both construction and manufacturing products, including: appliance wrappings (exteriors), residential doors, office furniture and partitions, culverts and cladding.

Under the terms of this exclusive arrangement, Continuous Colour Coat will apply the polymer film (laminate) on sheet metal substrate provided by Dofasco. Dofasco will market and sell polymer laminate coils to its appliance and construction market customers. Continuous Colour Coat is the sole Canadian applicator of these polymer laminates in coil form in Canada.

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Polymer laminate sheet metal has been adopted in Europe, and is an emerging product in North America, says Aranha. "The laminate market in North America is growing steadily with increasing interest by appliance makers and architects for interior architectural panels that simulate marble, granite, woodgrain, and other finishes," he said. "The construction and manufacturing markets are our next largest market after automotive. We are pleased to offer this emerging and innovative product to customers."

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

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